
April 13, 2007

Mr. Barry Lamperd
President
Lamperd Less Lethal Inc.
1200 Michener Road
Sarnia, Ontario, Canada N7S 4B1

RE: **Form 8-K Item 4.01 filed August 9, 2006**
        File #0-50011

Dear Mr. Lamperd:

We initially sent you a letter on August 10, 2006, to which you responded on August 14, 2006. However, the remaining issue detailed below is still pending. Please respond to this letter within 5 business days or tell us when you will provide us with a response. You may contact us at the telephone numbers listed at the end of this letter.

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note you have engaged the accounting firm of Barber & Associates to audit your financial statements. We also note that the firm of Barber & Associates has not applied for registration with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. Please note that the public accounting firm should be registered under the name used to sign audit reports. You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. Please file a new Item 4 Form 8-K after you have engaged new accountants that are registered with the PCAOB. Provide all of the

disclosures required by Item 304 of Regulation S-K regarding the period of engagement of Barber & Associates which should include an Exhibit 16 letter from Barber & Associates. Otherwise, please let us know when you expect Barber & Associates to become registered with the PCAOB.

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Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant